SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                       SPECIALTY EQUIPMENT COMPANIES, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    847497203
                                 (CUSIP Number)

                              Gordon E. Forth, Esq.
                   WOODS, OVIATT, GILMAN, STURMAN & CLARKE LLP
                               44 Exchange Street
                            Rochester, New York 14614
                                 (716) 454-5370
                       -----------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                               September 16, 1997
                          (Date of Event Which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement |_|



                               Page 1 of 16 Pages

CUSIP NO. 847497203                                           Page 2 of 16 Pages
================================================================================
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Malcolm I. Glazer Family Limited Partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            |_|
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                   Nevada
--------------------------------------------------------------------------------
            Number of Shares                7   SOLE VOTING POWER
          Beneficially Owned By
          Each Reporting Person                                 7,925,532.14
                  With
                                          --------------------------------------

                                            8   SHARED VOTING POWER

                                                                     0
                                          --------------------------------------

                                            9   SOLE DISPOSITIVE POWER

                                                                7,925,532.14
                                          --------------------------------------
                                            10  SHARED DISPOSITIVE POWER

                                                                     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                7,925,532.14
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |-|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                  40.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                                                                   PN
================================================================================


                               Page 2 of 16 Pages

CUSIP NO. 847497203                                           Page 3 of 16 Pages
================================================================================
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Malcolm I. Glazer
                              S.S. No. ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            |_|
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION           United States
--------------------------------------------------------------------------------
            Number of Shares                7   SOLE VOTING POWER
          Beneficially Owned By
          Each Reporting Person                                      0
                  With



                                          --------------------------------------

                                            8   SHARED VOTING POWER

                                                                     0
                                          --------------------------------------

                                            9   SOLE DISPOSITIVE POWER

                                                                     0
                                          --------------------------------------
                                            10  SHARED DISPOSITIVE POWER

                                                                     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     7,925,532.14
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |-|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                         40.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                                                          IN
================================================================================


                               Page 3 of 16 Pages

     This Amendment No. 7 ("Amendment No. 7") amends and supplements the statement ("Statement") to the Schedule 13D, dated December 2, 1993, as previously amended ("Scheduled 13D"), on behalf of MALCOLM I. GLAZER ("Glazer") relating to the common stock $0.01 par value per share of Specialty Equipment Companies, Inc. ("Specialty Equipment"). All capitalized terms used herein and not otherwise defined herein have the meanings previously ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

     Item No. 2 is hereby amended by inserting the following after the last paragraph thereof:

     (a) On or about December 19, 1996, Glazer as Trustee of The Malcolm Glazer Revocable Trust (the "Glazer Trust") transferred to the Malcolm I. Glazer Family Limited Partnership (the "Glazer LP" and, together with Glazer the "Reporting Persons") 6,795,676 shares of Common Stock and a warrant to purchase approximately 1,129,856.14 shares of Common Stock (which number is subject to adjustment under the warrant). The Glazer LP is a Nevada limited partnership, with Malcolm I. Glazer GP, Inc. (the "GP") as its sole general partner and the Glazer Trust as its sole limited partner. The GP's sole executive officer, director and shareholder is Glazer.

     (b) The business address of the Glazer LP is 1325 Airmotive Way, Suite 130, Reno, Nevada 89502. The business address of Glazer is 1482 South Ocean Boulevard, Palm Beach, Florida 33480.

     (c)-(d) None of the Reporting Persons during the last five years has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which subjected or subjects it to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction.

     Item No. 4 is hereby amended by inserting the following immediately after the last paragraph:

     On September 16, 1997, Specialty Equipment issued a press release announcing that its Board of Directors had approved a plan to repurchase up to $10 million worth of its common stock, par value $.01 per share ("Common Stock"), in the open market and in private transactions. A copy of the press release is attached hereto as Exhibit 6 and is incorporated herein by reference.


                               Page 4 of 16 Pages

     In connection with the Repurchase Plan program, the Reporting Persons entered into a Stock Purchase Agreement (which is described in Item 6 below) pursuant to which the Glazer LP has agreed to sell and Specialty Equipment has agreed to purchase certain Specialty Equipment shares held by the Glazer LP so that the Glazer LP's percentage ownership of Specialty Equipment's issued and outstanding stock (as determined pursuant to SEC Rule 13d-3) will not change solely as a result of the repurchase plan.

Item 5. Interest in Securities of the Issuer.

     Item No. 5 is hereby amended by inserting the following immediately after the last paragraph thereof:

     (a) As a result of the transfer described in Item No. 2, the Reporting Persons are the beneficial owners of 7,925,532.14 shares of Common Stock, which constitutes approximately 40.8% of Specialty Equipment's issued and outstanding shares of Common Stock as calculated under SEC Rule 13d-3.

     (b) The GP, as the sole general partner of the Glazer LP, has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of the Common Stock held by the Glazer LP.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     Item No. 6 is hereby amended by inserting the following immediately after the last paragraph thereof:

     In connection with a stock repurchase plan announced by Specialty Equipment on September 16, 1997, the Reporting Persons entered into a Stock Purchase Agreement (the "Agreement"), a copy of which is annexed hereto as Exhibit 7 and incorporated herein by reference. Pursuant to this Agreement, the Reporting Persons will sell to Specialty Equipment a portion of their shares at the average per share price paid by Specialty Equipment to other selling stockholders for purchases made pursuant to the repurchase plan. The number of shares to be sold will equal the number of shares purchased by Specialty
Equipment in the repurchase plan multiplied by the percentage of Specialty Equipment's issued and outstanding stock held by the Glazer LP as determined pursuant to SEC Rule 13d- 3 (i.e., 40.8%). As a result, the percentage of Specialty Equipment's issued and outstanding stock held by the Glazer LP will not change solely as a result of the repurchase plan. The Reporting Persons have further agreed under the Agreement that, while the Agreement is in effect, the Glazer LP will not sell any Specialty Equipment shares which it holds, except in certain specified circumstances. The Agreement terminates upon the earlier to occur of the consummation of the repurchase plan, Specialty Equipment's termination of the repurchase plan or the 46th Nasdaq National Marketing trading day after Specialty Equipment makes its first purchase pursuant to the repurchase plan.


                               Page 5 of 16 Pages

Item 7. Material to be Filed as Exhibits.

     Item 7 is hereby amended by inserting the following immediately after the last paragraph:

         Exhibit 6      -       September 16, 1997 Press Release issued by
                                Specialty Equipment Companies, Inc.

         Exhibit 7      -       Stock Purchase Agreement dated as of September
                                16, 1997 between Malcolm Glazer, Malcolm I.
                                Glazer Family Limited Partnership, and Specialty
                                Equipment Companies, Inc.


                               Page 6 of 16 Pages

                                 SIGNATURE PAGE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 26, 1997                MALCOLM I. GLAZER FAMILY LIMITED
                                          PARTNERSHIP

                                          By:  /s/ Malcolm I. Glazer
                                               ---------------------
                                               Malcolm I. Glazer G.P., Inc.,
                                               general partner
                                               by Malcolm I. Glazer, President




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 26, 1997                MALCOLM I. GLAZER

                                          By:  /s/ Malcolm I. Glazer
                                               ---------------------
                                               Malcolm I. Glazer


                               Page 7 of 16 Pages